LMS Medical Systems Inc.

For Immediate Release

LMS FIRST QUARTER 2008 FINANCIAL RESULTS

REALIZED AND SIGNED CONTRACTS TOTAL $1.2 MILLION FOR Q1 2008

Q1 REVENUE INCREASES 52% TO $962,000

Montreal, Quebec, August 9, 2007 - LMS Medical Systems (TSX: LMZ, AMEX: LMZ), a healthcare technology company and developer of the CALM®clinical information system and risk management software tools for obstetrics, today reported its unaudited financial results for the quarter ended June 30, 2007. All amounts are in Canadian dollars.

On the strength of new installations and growing recurring maintenance and technical service revenues, our comparative quarterly revenues for Q1 2008 grew 52% to $962,000 from $631,000. The revenue increases during the quarter were the result of new contracts. The backlog of signed and recurring contracts increased to $4.6 million from $4.4 million in Q4 2007. Total realized and signed contracts during the quarter reached $1.2 million. We expect our revenue and backlog to grow over the course of the year.

The net loss for the quarter was in line with expectations at $2.08 million ($0.10 per share) compared to $2.55 million ($0.15 per share) in 2006. Revenue growth of $331,000 and lower overall expenditures of $220,000 contributed to a lower loss.

Cash, cash equivalents and short-term investments held to maturity, as at June 30, 2007 totaled $3.15 million compared to $3.38 as at March 31, 2007.

FIRST QUARTER HIGHLIGHTS:

•	Revenues increased by 52% or $331,000 to $962,000;
•	Backlog of signed contracts grew from $4.4 million in Q4 2007 to $4.6 in Q1 2008;
•	Identified sales opportunities maintained at $25 million;
•	Pilot implementation for the private label OB solution developed with McKesson is now completed.

LMS complete results for the quarter ended June 30, 2007 along with Management’s Discussion and Analysis will be released in normal course on or about August 10th and will be available in Canada at www.sedar.com, in the United States at www.sec.gov and at www.lmsmedical.com.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM™ Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer	Jeff Walker/ Grant Howard
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 238	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	info@howardgroupinc.com
yves@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com